As filed with the Securities and Exchange Commission on December 11, 2018
Registration No. 333-205960

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment No. 15
to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES
___________________________________
GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.
(Exact name of registrant as specified in governing instruments)
_______________________________________________
18191 Von Karman Avenue, Suite 300
Irvine, California 92612
(949) 270-9200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_________________________________________________
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors
Griffin-American Healthcare REIT IV, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612
(949) 270-9200
(949) 474-0442 (Facsimile)
(Name, address, including zip code, and telephone number, including area code, of agent for service)
_________________________________________________
Copies to:

Lauren Burnham Prevost
Heath D. Linsky
Seth K. Weiner
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000
(404) 365-9532 (Facsimile)
Howard S. Hirsch Griffin Capital Company, LLC Griffin Capital Plaza 1520 E. Grand Avenue El Segundo, California 90245 (310) 469-6100 (310) 606-5910 (Facsimile)
_______________________________________________________________________
Approximate date of commencement of proposed sale to the public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.
If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:     ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☑ Registration No. 333-205960
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☐
		Emerging growth company	☑
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☑

EXPLANATORY NOTE

This Post-Effective Amendment No. 15 to the Registration Statement on Form S-11 (Registration No. 333-205960) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add certain exhibits not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits

(b) Exhibits: The following exhibits are filed as part of this registration statement:

Exhibit Number

10.91
Master Lease between GAHC4 Kansas City MO SNF, LLC, GAHC4 Salisbury MO SNF, LLC, GAHC4 Florissant MO SNF, LLC, GAHC4 Sedalia MO SNF, LLC, GAHC4 Milan MO SNF, LLC, GAHC4 Trenton MO SNF, LLC, GAHC4 Moberly MO SNF, LLC and GAHC4 St. Elizabeth MO SNF, LLC and RC TIER Properties, L.L.C, dated as of September 28, 2018 (included as Exhibit 10.12 to Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2018 filed December 11, 2018 and incorporated herein by reference)

SIGNATURE PAGE
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 11th day of December, 2018.

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.

By:	/s/ JEFFREY T. HANSON
Jeffrey T. Hanson
Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JEFFREY T. HANSON	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	December 11, 2018
Jeffrey T. Hanson

/s/ BRIAN S. PEAY	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 11, 2018
Brian S. Peay

*	Director	December 11, 2018
Richard S. Welch

*	Director	December 11, 2018
Brian J. Flornes

*	Director	December 11, 2018
Dianne Hurley

*	Director	December 11, 2018
Wilbur H. Smith III

* /s/ JEFFREY T. HANSON
Jeffrey T. Hanson, as attorney-in-fact